UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 _____________________________________

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 001-34910
 _____________________________________
HUNTINGTON INGALLS INDUSTRIES
SAVINGS PLAN
(Full title of the plan)
 _____________________________________

HUNTINGTON INGALLS INDUSTRIES, INC.
4101 Washington Avenue, Newport News, Virginia 23607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3

Notes to Financial Statements as of December 31, 2016 and 2015, and for the Year Ended December 31, 2016	4-14

SUPPLEMENTAL SCHEDULE -

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2016	15

SIGNATURE	16

EXHIBIT INDEX	17

NOTE: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the HII Administrative Committee and Participants of the
Huntington Ingalls Industries Savings Plan
Newport News, Virginia

We have audited the accompanying statements of net assets available for benefits of the Huntington Ingalls Industries Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Richmond, Virginia
June 22, 2017

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015
($ in thousands)

	2016	2015
ASSETS:
Investments - at fair value:
Plan interest in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust	$2,376,483	$2,165,198
Registered investment company funds	—	10,717
Collective trust funds	—	2,552
Short-term investment fund	917	509

Total investments	2,377,400	2,178,976

Interest income receivable	—	5
Notes receivable from participants	72,459	73,722
Participant contributions receivable	2,991	—
Employer contributions receivable	1,386	—

Total receivables	76,836	73,727

NET ASSETS AVAILABLE FOR BENEFITS	$2,454,236	$2,252,703

The accompanying notes are an integral part of these statements.

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016
($ in thousands)

ADDITIONS:
Investment income:
Plan interest in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust	$208,777

Interest income on notes receivable from participants	2,828

Contributions:
Participant contributions	112,528
Employer contributions	49,362

Total contributions	161,890

Total additions	373,495

DEDUCTIONS:
Net investment loss - Bank of America	828
Benefits paid to participants	171,134

Total deductions	171,962

INCREASE IN NET ASSETS PRIOR TO TRANSFER	201,533

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,252,703

End of year	$2,454,236

The accompanying notes are an integral part of these statements.

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.	DESCRIPTION OF THE PLAN
The following description of the Huntington Ingalls Industries Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by Huntington Ingalls Industries, Inc. (the “Company” or “HII”) established on March 31, 2011. The Plan covers substantially all non-union hourly and salaried employees of the Company and its affiliates who are at least 18 years old, are citizens or residents of the United States of America, and are not covered under another defined contribution plan. Union represented employees are not eligible to participate in this Plan. The HII Administrative Committee controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
A majority of the Plan’s investments are held in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust (the “DC Master Trust”). All of the Plan’s investments are participant-directed.
Certain employees hired or re-hired on or after March 31, 2011, who meet specific requirements are eligible to receive an additional employer contribution known as a Retirement Account Contribution ("RAC"). RACs are calculated and credited for each payroll date.
Plan Merger — Effective December 1, 2015, the Company merged the Avondale Industries, Inc. 401(k) Savings Plan (“Avondale 401(k) Plan”) into the Plan. As a result of the merger, net assets from the Avondale 401(k) Plan of $13,674,000 were transferred to the Plan as of December 1, 2015. The investments of the Avondale 401(k) Plan were held by Bank of America, N.A. as of December 31, 2015. During 2016, the net assets were transferred to the DC Master Trust.
Contributions — Plan participants may contribute from 1% to 75% of eligible compensation in increments of 1%, on a tax-deferred (before-tax) basis, Roth 401(k) basis, or an after-tax basis, or a combination thereof, through payroll withholdings. An active participant may change the percentage of his or her contributions at any time. First time eligible employee (newly hired, rehired or certain transfers) participants are enrolled automatically into the Plan at a 2% tax-deferred contribution rate approximately 45 days after the date of hire, rehire, or transfer unless an alternative election is made. If an alternate election is not made, such contributions are automatically increased by 1% each year thereafter. Contributions are subject to certain limitations imposed by the Internal Revenue Code (the “Code”).

The Company’s matching contributions are generally as follows:

Company
Employee Contribution	Match
First 2% of participant’s eligible compensation	100%
Next 2% of participant’s eligible compensation	50%
Next 4% of participant’s eligible compensation	25%
Eligible compensation over 8%	—%

The Company credits participants who meet eligibility requirements with a RAC each pay period in an amount determined as a percentage of eligible compensation for each pay period in accordance with the following table:

Percentage of
Participant’s Age	Compensation
Less than 35	3
35–49	4
50 or older	5

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, any employer contributions, and an allocation of the Plan’s earnings, and charged with the participant's withdrawals, an allocation of the Plan’s losses, and an allocation of administrative expenses borne by the Plan. Allocations are based on the participant’s account balance, as defined in the Plan document. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.
Vesting — Plan participants are immediately vested in their own and employer matching contributions (including any investment earnings thereon).
Plan participants are fully vested in their RAC, plus earnings thereon, upon the completion of three years of vesting service.
Forfeited Accounts — Forfeitures of nonvested RACs plus earnings thereon may be used to reduce subsequent Company contributions or Plan administrative expenses. As of December 31, 2016 and 2015, forfeited nonvested accounts were approximately $493,000 and $320,000, respectively. During 2016, employer contributions were reduced by $500,000 due to forfeited nonvested accounts.
Investment Options — Upon enrollment in the Plan, each participant directs his or her contributions and Company contributions, in 1% increments, to be invested in any of the 18 investment options plus a self directed brokerage account option described in the Plan document. The investment funds are managed by independent investment managers appointed by the HII Investment Committee (the “Investment Committee”). Except for the Stable Value Fund disclosed in Note 5, there are no redemption restrictions nor unfunded commitments.
Participants may change their investment direction daily. Existing account balances can be transferred daily, subject to certain restrictions.

Contributions deposited into each investment fund buy units of that fund based on unit values that are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions and transfers. The value of each participant’s account within each fund depends on the number of units purchased to date and the current value of each unit.
Notes Receivable from Participants — Participants may borrow from their vested accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50% of their account balance (not including certain Company contributions). A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans are secured by the assignment of the participant's vested interest in the Plan. The interest rate is fixed on the last business day of each month at the prime rate as determined by the Trustee plus 1%. Repayments are made from payroll deductions (for active employees) or other form of payment (for former employees or employees on a leave of absence). The maximum loan period for a regular loan is five years. Participants may obtain 15 year loans if used to acquire a dwelling that is the principal residence of the participant. Loans transferred in as the result of a plan merger may, however, have maximum loan periods greater than 15 years. Loans may be repaid early in full; partial early repayments are not permitted. As of December 31, 2016, participant loans have maturities through 2033 at interest rates ranging from 4.25% to 9.25%.
Payment of Benefits — On termination of employment with the Company (including termination due to death, disability, or retirement), a participant may receive a lump sum payment of his or her entire account balance (net of any outstanding loan balances). A participant may also delay payment until age 70 1/2 if the account balance exceeds $1,000. Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may rollover account balances to individual retirement accounts or another employer’s qualified retirement plan to postpone federal and most state income taxes. Participants with frozen account balances under a previous savings plan may be eligible to elect special distribution options under the previous plan.
Distributions from the Huntington Ingalls Industries Stock Fund ("HII Stock Fund") may be paid in cash, stock, or a combination of both, depending on the participant’s election.
Withdrawals — A participant may withdraw all or a portion of his or her after-tax contributions (plus earnings) at any time, limited to one withdrawal per quarter. In addition, a participant may withdraw all or a portion of his or her Company matching contributions (plus earnings) at any time, also limited to one withdrawal per quarter. A participant may withdraw all or a portion of his or her before-tax contributions for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2, in the case of hardship (as described in the Plan document). Withdrawals are limited to the amount of a participant’s vested account balance net of any loan balances outstanding and are subject to tax withholding as appropriate.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, U.S. and foreign government and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by the Trustee pursuant to the DC Master Trust Agreement and an agreement with Bank of America, N.A., as directed and overseen by the Investment Committee. The Plan’s investments, including the underlying investments held in the DC Master Trust and held by Bank of America, N.A., are valued as follows:
Investments in common stock are valued at the last reported sales price of the stock on the last business day of the Plan year. The shares of registered investment company funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in units of the stable value collective trusts are valued at the respective net asset values as reported by such underlying trusts. Investments in fixed income securities are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing values on yields currently available on comparable securities of issuers with similar credit ratings. Investments in collective trust funds are valued based on the redemption prices of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or, if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade in such securities (investment managers, the Investment Committee or, in the case of participant-directed brokerage accounts, the participant’s broker, as applicable).
Synthetic guaranteed investment contracts (“SICs”) held by the Plan through the Stable Value Fund of the DC Master Trust are recorded at contract value. The SICs are considered to be fully benefit-responsive and their carrying values are therefore presented as contract values in the statements of net assets available for benefits. The SICs contract value is equal to principal balance plus accrued interest plus deposits and less withdrawals.
All securities and money market funds are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee, if necessary. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain or loss resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the fair value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received upon sale and the average cost of investments sold.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Expenses — Administrative expenses of the Plan are paid by either the Plan, the DC Master Trust, or the Plan’s sponsor as provided in the Plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were approximately $287,000 and $801,000 as of December 31, 2016 and 2015, respectively.
New Accounting Pronouncements — In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, Employee Benefit Plan Master Trust Reporting - a Consensus of the FASB Emerging Issues Task Force, which is intended to improve the usefulness of the information reported to users of employee benefit plan financial statements. The ASU relates primarily to how a plan reports its interest in a master trust. For each master trust in which a plan holds an interest, the plan will be required to disclose, as separate line items, the plan’s interest in the statement of net assets available for benefits and any changes in that interest in the statement of changes in net assets available for benefits. In addition, a plan with a divided interest in the individual investments of the master trust will no longer be required to disclose its percentage interest in the master trust, but rather will be required to disclose the master trust’s investments by general type and the individual plan’s dollar amount of its interest in the master trust’s investments by general type. Further, all plans will be required to disclose both their master trust’s other asset and liability balances and the dollar amount of the individual plan’s interest in each of those balances.
The amendments in the ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. Entities will be required to adopt the guidance retrospectively to all periods presented. Management does not expect the adoption of the ASU to have a material impact on the financial statements.
3.    INVESTMENTS
The majority of the Plan’s investments consist of a proportionate interest in certain investments held by the DC Master Trust. Those investments are stated at fair values determined and reported by the Trustee, in accordance with the DC Master Trust Agreement.
Proportionate interests of each plan participating in the DC Master Trust are determined based on the standard trust method of plan accounting for master trust arrangements. Plan assets represented 84% and 82% of total net assets reported by the Trustee of the DC Master Trust as of December 31, 2016 and 2015, respectively.

The net assets of the DC Master Trust as of December 31, 2016 and 2015, were as follows ($ in thousands):

	2016	2015
Assets:
At fair value:
Short-term investment funds (a)	$16,412	$31,721
HII common stock (a)	193,502	140,510
Collective trust funds	1,848,353	1,696,905
Schwab Personal Choice Retirement Account	142,787	167,037
Total investments at fair value	2,201,054	2,036,173

At contract value:
Synthetic guaranteed investment contracts (a)	639,044	616,852
Total investments at contract value	639,044	616,852

Pending receivable	32,464	204
Total assets	2,872,562	2,653,229

Liabilities:
Accrued expenses	1,257	1,482

Total liabilities	1,257	1,482

Net assets of the DC Master Trust	$2,871,305	$2,651,747

(a) Management has revised to correct the presentation of the 2015 amounts included for the HII Stock Fund ($140,997) to present the direct investments in the underlying HII common stock ($140,510) and cash equivalents ($487) and the 2015 amounts included for the Stable Value Fund ($648,086) to present the direct investments in the underlying short term investment fund ($31,234) and guaranteed investment contracts ($616,852).

Investment income for the DC Master Trust for the year ended December 31, 2016, was as follows ($ in thousands):

Investment income:

Net appreciation in fair value of investments	$227,114
Dividends	4,912
Interest	14,826
Administrative and investment expenses	(4,110)

Total investment income	$242,742

The following table presents total investment loss of the Plan's Bank of America, N.A. investments for the year ended December 31, 2016 ($ in thousands):

Net depreciation in investments	$(832)
Dividends	4

Net investment loss	$(828)

4.	FAIR VALUE MEASUREMENTS
Accounting Standards Codification 820, Fair Value Measurement ("ASC 820"), clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about the use of fair value measurements.
The valuation techniques under ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1 — Quoted prices for identical instruments in active markets. Level 1 investments of the DC Master Trust primarily include common stock, registered investment company funds, and money market funds based on pricing, frequency of trading, and other market considerations.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust and the Plan primarily include domestic equity securities based on model-derived valuations, common stock valued at quoted market prices, and fixed income securities based on model-derived valuations calculated by the fund managers.
Level 3 — Significant inputs to the valuation model are unobservable. There were no Level 3 financial instruments in the Plan as of December 31, 2016 and 2015.
Transfers Between Levels - The Plan's policy is to recognize transfers in and transfers out of hierarchy levels as of the actual date of the event or change in circumstances that caused the transfer. There were no transfers of investments between levels during the year ended December 31, 2016.

The following tables set forth by level the fair value hierarchy of the investments held by the DC Master Trust and the Plan as of December 31, 2016 and 2015 ($ in thousands):

	As of December 31, 2016
	Level 1	Level 2	Level 3		NAV (a)	Total

DC Master Trust
Short-term investment funds	$—	$—	$—		$16,412	$16,412
HII common stock	193,502	—	—	—	—	193,502
Collective trust funds	—	—	—		1,848,353	1,848,353
Schwab Personal Choice Retirement Account	142,529	258	—		—	142,787

Total assets in the DC Master Trust	$336,031	$258	$—		$1,864,765	$2,201,054

Other Plan Investments
Short-term investment fund	$—	$—	$—		$917	$917

Total Other Plan Investments	$—	$—	$—		$917	$917

	As of December 31, 2015 (b)
	Level 1	Level 2	Level 3	NAV (a)	Total

DC Master Trust
Short-term investment funds	$—	$—	$—	$31,721	$31,721
HII common stock	140,510	—	—	—	140,510
Collective trust funds	—	—	—	1,696,905	1,696,905
Schwab Personal Choice Retirement Account	166,342	695	—	—	167,037

Total assets in the DC Master Trust	$306,852	$695	$—	$1,728,626	$2,036,173

Other Plan Investments
Registered investment company funds	$10,717	$—	$—	$—	$10,717
Collective trust funds	—	—	—	2,552	2,552
Short-term investment fund	—	—	—	509	509

Total Other Plan Investments	$10,717	$—	$—	$3,061	$13,778
(a) Investments in collective trust funds are measured at fair value using NAV, and therefore have not been classified in the fair value hierarchy.
(b) Management has revised to correct the amounts to present the underlying direct investments for the HII Stock Fund as cash equivalents ($487) valued at NAV and HII common stock ($140,510) as a Level 1 investment rather than the previous presentation of this fund ($140,997) as a Level 2 investment. Management has also revised to correct the amounts to present the underlying direct investment for the Stable Value Fund as a short term investment fund ($31,234) valued at NAV and to remove the direct investment in the guaranteed investment contracts ($616,852) from the table as such investments are valued at contract value. This fund ($648,086) was previously presented as an investment valued at NAV.

5.	INTEREST IN STABLE VALUE FUND
The DC Master Trust includes amounts in the Stable Value Fund, which was established for the investment of assets of certain savings plans sponsored by the Company. Each participating savings plan has an undivided interest in the Stable Value Fund. As of each of December 31, 2016 and 2015, the Plan’s interest in the net assets of the Stable Value Fund was approximately 90% of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.
Investments held in the Stable Value Fund as of December 31, 2016 and 2015, were as follows ($ in thousands):

	2016	2015
Synthetic guaranteed investment contracts - at contract value	$639,044	$616,852
Short-term investment fund - at fair value	15,462	31,234

Total	$654,506	$648,086
The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the SICs, which are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.
The Stable Value Fund imposes certain restrictions on the Plan, and the Stable Value Fund itself may be subject to circumstances that affect its ability to transact at fair value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrapper contract in order to switch to a different investment provider, or adoption of a successor plan (in the event of the spin-off or sale of a division) that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Trustee, transactions involving HII common stock, and payments made to the Company for certain Plan administrative costs. The HII Stock Fund within the DC Master Trust held 1,050,555 and 1,107,687 shares of common stock of the Company with fair values of approximately $193,502,000 and $140,510,000 as of December 31, 2016 and 2015, respectively. The HII Stock Fund within the DC Master Trust also held cash and cash equivalents with fair values of approximately $950,000 and $487,000 as of December 31, 2016 and 2015, respectively. The Plan’s interests in the net assets of the HII Stock Fund were approximately 94.8% and 95.5% as of December 31, 2016 and 2015, respectively. During 2016, the HII Stock Fund earned approximately $2,324,000 in dividends from its investment in HII common stock.
The Plan had transactions with the Trustee’s collective trust funds and short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. The DC Master

Trust utilized various investment managers to manage its net assets. These net assets may also be invested into funds managed by such investment managers. All of these transactions qualify as party-in-interest transactions.

7.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, the interests of all participants in their accounts would become 100% vested.

8.	FEDERAL INCOME TAX STATUS
The Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Code. A Form 5300 Application for Determination for Employee Benefit Plans was filed with the Internal Revenue Service ("IRS") in January 2016 to request a favorable determination letter for the Plan.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. While the Plan is subject to routine audits by taxing jurisdictions, no audits are currently in progress for any tax periods.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following tables reconcile net assets available for benefits per the financial statements to Form 5500 as of December 31, 2016 and 2015 ($ in thousands):

	2016	2015
Net assets available for benefits per the financial statements	$2,454,236	$2,252,703
Less: amounts allocated to withdrawing participants	(287)	(801)

Net assets available for benefits per Form 5500	$2,453,949	$2,251,902

The following table reconciles benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2016 ($ in thousands):

Benefits paid to participants per the financial statements	$171,134
Add: amounts allocated to withdrawing participants at December 31, 2016	287
Less: amounts allocated to withdrawing participants at December 31, 2015	(801)

Benefits paid to participants per Form 5500	$170,620

******

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN
Employer ID No: 90-0607005
Plan No: 011

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016
($ in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Plan Participants	Participant loans maturing 2017 to 2033 with interest rates ranging from 4.25% to 9.25%	**	72,459

*	State Street Bank and Trust Company	Short-term investment fund	$917	917

	Total			$73,376

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huntington Ingalls Industries Savings Plan

Date: June 22, 2017	By:	/s/ Nicolas G. Schuck
Nicolas G. Schuck
Corporate Vice President, Controller and Chief Accounting Officer

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP.